Mail Stop 4561

	December 30, 2005

Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

	Re:	Midway Games, Inc.
		Registration Statements on Form S-3
		Filed on December 5, 2005
		File Nos. 333-130130, 333-130131, 333-130132 and 333-
130133
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
	Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005 and 	December 31, 2005 Filed on May 9, 2005, August 9, 2005
and
November 2, 	2005, respectively

Dear Ms. Fulton:

      We have reviewed your filing and have the following comments.
These comments relate to the financial statements and related disclosures, legal comments will be sent under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 41

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that [your] disclosure controls and procedures are effective in ensuring that information about [you] and
[your] subsidiaries, including the information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure."
Clarify, if true, whether your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange
Act is reported within the time periods specified in the rules and forms of the SEC. Tell us what consideration you gave to disclosing this information under Item 9A and under Item 4 in your quarterly Exchange Act filings. We refer you to Exchange Act Rule 13a-15(e).

2. Clarify for us that you carried out the evaluation of the effectiveness of your disclosure controls and procedures, as required by Rule 13a-15(b), as promulgated under the Securities Exchange Act of 1934, as amended and not 13a-15 as referenced in filing.

Note 2 - Acquisitions, page F-16

3. Tell us how you determined that there was no in-process research and development acquired in each of the acquisitions (Surreal, Inevitable & Paradox) in fiscal 2004. A similar analysis should be made for the Ratbag Holdings and Pitbull acquisitions in fiscal 2005.


Note 8:  Preferred Stock and Warrants, page F-23
4. Tell us how you are accounting for the warrants issued in connection with the 2001 Series B and 2003 Series C and Series D Preferred Stock private placements. Tell us how the Company determined that the warrants meet the scope exception of paragraph 11(a). Provide us with your analysis for each transaction using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to
determine
whether the warrants should be classified in equity or as a liability. Specifically, we note that the shares of common stock underlying the warrants are subject to registration rights and significant liquidated damages. If the scope exception of paragraph
11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the
financial statements.   We may have further comments.
5. We note that in May 2003, the Company completed the closing of
a
$35.0 million private offering, which consisted of Series C convertible preferred stock and warrants and that these shares and warrants were exchanged in October 2003 for Series D redeemable preferred stock. It appears, based on the criteria in paragraph 12 of SFAS 133, that the conversion feature associated with these offerings represents an embedded derivative that meets the criteria for bifurcation under SFAS 133. Specifically, tell us how you determined that these conversion options met the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion
(for both the Series C and Series D offerings). If the scope exception of paragraph 11(a) was not met, tell us why you have not considered the conversion features to be an embedded derivative subject to classification and measurement at fair value. We may have further comments.

Note 9:  Common Stock and Stock Option Plans

Stock Option Plans, page F-30
6. Tell us what consideration you gave to disclosing the information pertaining to warrants required by paragraphs 46-48 of SFAS No.
123.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 13.  Convertible Senior Notes, page 10
7. It appears that the conversion feature in the convertible senior
notes represents an embedded derivative under paragraph 12 of SFAS No. 133 that must be analyzed separately from the host contract to determine whether it is an equity instrument or a liability. In this regard, tell us how the Company determined that the conversion option
meets the scope exception of paragraph 11(a).  Provide us with your
analysis using the conditions outlined in paragraphs 12 to 32 of
EITF
00-19 to determine whether the conversion option should be
classified
in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the conversion option as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the
financial statements.   We may have further comments.


*              *              *              *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. With regards to the Form 10-K and Forms 10-Q comments, please respond within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact April Coleman at (202) 551-3458 or Megan Akst at (202) 551-3407 if you have questions or comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-3457 with any other questions. If you need further assistance, you may contact me at (202) 551-3499.


	Sincerely,


	Kathleen Collins
	Accounting Branch Chief

cc:	Via facsimile:  646-366-3724
	Pamela E. Flaherty, Esq.
	Blank Rome LLP

Deborah K. Fulton, Esq.
Midway Games, Inc
December 30, 2005
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